

June 10, 2014

Via E-mail
Mr. Kent Ellert
Chief Executive Officer
Bond Street Holdings, Inc.
2500 Weston Road, Suite 300
Weston, Florida 33331

Re: Bond Street Holdings, Inc.
Confidential Draft Registration Statement on Form S-1
Submitted May 14, 2014
File No. 377-00616

Dear Mr. Ellert:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please revise to update the financial statements included in your registration statement in accordance with Rule 3-12 of Regulation S-X.

Emerging Growth Company Status

2. Since you claim to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please supplementally provide us with the following:

- copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications; and
- any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Cautionary Note…,page iv

3. Please delete the last sentence on page iv.

Prospectus Summary, page 1

4. Please revise the first two sentences of the instruction to this section in the first paragraph to state, pursuant to the Instruction to Item 503(a) of Regulation S-K that the summary is "a brief overview of the key aspects of the offering" and the summary "identif[ies] those aspects of the offering that are the most significant."

Company Overview, page 1

5. Please revise the first paragraph to qualify your claim that you are "the largest independent bank in Florida" based on banks with all of their deposits in Florida to disclose that according to the FDIC, you hold less than a one percent market share of deposits in the State of Florida and that you rank twenty third of all FDIC insured institutions in Florida based on deposits in Florida. In addition, we note that your subsidiary website under "Our History" and elsewhere indicate that you are the fourth largest independent bank in Florida. Please reconcile the statements.

6. We note your statement in the second sentence of the second paragraph that you raised $740 million of equity capital. However, your Forms D (which you filed in 2009 and 2010) only disclosed aggregate sales of approximately $382 million in securities. Please advise us how the entire amount was raised.

7. Delete or revise your claim in the second paragraph regarding "successful integration of the Acquisitions" since you only closed your largest acquisition in January of this year.

The Offering, page 7

8. Pursuant to the Instruction to Item 503(a) of Regulation S-K, please summarize your discussion on page 125 that you are legally bound within 45 days of the effective date of this registration statement to register for resale an additional 36 million shares of your common stock owned by investors pursuant to Registration Rights Agreements with the investors. Discuss the possible effect of the offering of 36 million shares on public stock price.

Risk Factors, page 11

9. Please add a risk factor relating to risks to shareholders from the authority granted to your Board of Directors under your Certificate of Incorporation to amend or repeal your bylaws without a vote of the shareholders.

10. Please add a risk factor relating to the seasoning of your loan portfolio.

Management's Discussion and Analysis, page 39
Overview and History, page 39

11. As required by Item 303(a) and Release No. 33-8350, please revise this section to include discussion and analysis of known trends, events, demands, commitments and uncertainties that are reasonably likely to have a material effect on your financial condition and results of operations including, but not limited to, the effects, if any, of the Volker Rule on you given that $1.2 billion of your $4 billion in assets are investment securities.

12. Please revise your claims in the fifth paragraph of on page 39 and elsewhere that you "intend to continue our acquisition strategy" to provide analysis of trends in the number of failed banks and the effect of these trends on your prospects to continue to make acquisitions of failed banks. We note that your acquisitions of eight failed banks took place in 2010 and 2011 when (according to the FDIC) in 2010 there were 157 failed banks and in 2011 there were 92 failed banks whereas in 2014 to date there are only 5 failed banks.

13. We note that in 2013, you increased new loans by approximately $1 billion, from almost $730 million at December 31, 2012 to approximately $1.771 billion at December 31, 2013, an increase of 142 percent in just one year. Bond Street increased deposits by $603 million from almost $2.2 billion at December 31, 2012 to approximately $2.8 billion at December 31, 2013, an increase of 28 percent in just one year. Please provide discussion and analysis of how you were able to accomplish such extraordinary growth that exceeded industry norms during this

period including, but not limited to, the extent to which the growth in loans was due to participation in syndicated loans or large loans to borrowers or relaxed underwriting standards and the extent to which the growth in deposits was due to brokered deposits. Analyze the extent to which this growth is sustainable.

14. Please provide discussion and analysis of the costs, risks and benefits of your practice of relying on third parties to service your residential loans and to conduct annual reviews of some, but not all, of your newly originated loans.

Great Florida Bank Acquisition, page 40

15. Please provide discussion and analysis of the material terms of the transaction and the amount and type of assets and amount and type of liabilities you acquired. Provide analysis of the $125 million that you "invested" at the time of the acquisition in addition to the purchase price.

Analysis of the Allowance for Loan Losses (ALL), page 62

16. Please amend your filing to provide all of the disclosures required by Industry Guide 3. Specifically, we note that the allocation of allowance for loan losses table on page 64 does not appear to comply with requirements of Item IV(B) of Industry Guide 3.

17. We note from your disclosure of the analysis of the allowance for loan losses tables on pages 64 and 65 that the provision for loan losses attributable to new loans was $3.3 million and $1.6 million for the years ended December 31, 2013 and 2012, respectively. We also note that your new loans have increased by approximately $1 billion, or 142%, while your allowance for loan losses for your new loans has increased by $3.1 million, or 60%, during the year ended December 31, 2013. Given that most, if not all, of your new loans appear to be collectively evaluated for impairment, please tell us and amend your filing to provide a comprehensive discussion of the reasons for this trend and its relationship with observed changes in the credit quality of your collectively evaluated portfolio for each period presented in your filing. Please be as specific and detailed as needed to provide an investor with a clear understanding of the observed change in the credit quality of your collectively evaluated loan portfolio and how this change, as well as any other key drivers, impacted your collectively evaluated allowance for loan losses related to new loans.

18. We note the tabular presentation of your delinquent loans on pages 66 – 67 are similar to those included in your financial statement footnotes on pages F-29 – F-30. However, these two disclosures appear to show different delinquency metrics

based upon segregation of new loans, uncovered acquired loans, and covered acquired loans on pages 66 – 67 as compared to ASC 310-30 loans and Non-ASC 310-30 and new loans on pages F-29 – F-30. Please revise these disclosures for consistency in your next amendment.

Competition, page 92

19. Please revise the section to disclose your "competitive position" in terms of deposits and assets in your market area as required by Item 101(c)(1) of Regulation S-K.

Certain Relationships and Related Party Transactions, page 120

20. Please revise the first paragraph on page 121, consistent with Item 404(a) of Regulation S-K, to disclose the consideration for the warrants and the initial investment made by each of the four recipients of the warrants. Please revise the third paragraph on page 121, consistent with Item 404(a) of Regulation S-K, to disclose the price per share paid by each of the related parties.

Security Ownership of Certain Beneficial Owners and Management, page 122

21. Please disclose the information required by Item 403 regarding the amount and percentage of shares held by beneficial owners of more than five percent or more of your stock.   Pursuant to Instruction 2 of Item 402 of Regulation S-K and Rule 13d-3(a) and (b) disclose the names of all persons who have: sole voting power; shared voting power; sole investment power; or shared investment power.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact John A. Spitz at 202-551-3484 or Amit Pande, Accounting Branch Chief, at (202) 551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan E. Gottlieb at (202) 551-3416 or me at (202) 551-3491 with any other questions.

Sincerely,

/s/ Todd K. Schiffman

Todd K. Schiffman
Assistant Director